

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2014

Via E-Mail
Ms. Teresa L. Dick
Chief Financial Officer
Viper Energy Partners, LP
14301 Caliber Drive, Suite 300
Oklahoma City, Oklahoma 73134

> **Re:** **Viper Energy Partners LP**
> **Draft Registration Statement on Form S-1**
> **Submitted March 21, 2014**
> **CIK No. 0001602065**

Dear Ms. Dick:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

Summary, page 1

Overview, page 1

4.   Indicate when and how you acquired your properties.

Our Relationship with Diamondback, page 3

5.   Please clarify Wexford Capital LP's role as Diamondback's "equity sponsor."

Risk Factors, page 16

Our business is difficult to evaluate…page 16

6.   Expand this discussion to indicate that you do not have historical financial statements for periods prior their being acquired by Diamondback.

Risks Inherent in an Investment in Us, page 37

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders…, page 41

7.   Please also indicate that is no limit on such reimbursements. We refer you to page 124, where you state that your partnership agreement does not set a limit on the amount of expenses for which the general partner and its affiliates may be reimbursed.

<u>Cash Distribution Policy and Restrictions on Distributions, page 53</u>

8.   Disclose when the board of directors of your general partner will adopt the cash
        distribution policy, and clarify whether such policy will be adopted as part of the
        partnership agreement. In that regard, we note you reference at page 113 the cash
        distribution policy as a material provision of your partnership agreement, which you have
        not yet filed. Please also include the form of your partnership agreement in your next
        submission.

<u>Capital Expenditures, page 59</u>

9.   Please expand your disclosure to clarify the reason why you do not anticipate incurring any
        replacement capital expenditures during the forecast period.

<u>Business, page 72</u>

<u>Our Properties, page 73</u>

10.   We note your statement "We do not have potential drilling location information with
        respect to the portion of our properties not operated by Diamondback, although we believe
        that such portion has very similar production characteristics to the portion operated by
        Diamondback." On page 79, you state "Our undeveloped reserves are from 106 vertical
        wells and 24 horizontal wells, of which Diamondback is the operator of 69 vertical wells
        and 15 horizontal wells and <u>RSP Permian is the operator of the remaining 37 vertical wells
        and nine horizontal wells</u>." As your properties are predominantly mineral interests and you
        have no development cost obligations, it appears you will have little or no input over the
        drilling of proved undeveloped locations that are not operated by Diamondback. Rule 4-
        10(a)31(ii) of Regulation S-X states "Undrilled locations can be classified as having
        undeveloped reserves only if a <u>development plan has been adopted</u> indicating that they are
        scheduled to be drilled within five years, unless the specific circumstances, justify a longer
        time." Please explain to us how the proved undeveloped locations/reserves that are not
        operated by Diamondback are reasonably certain of drilling and comply with Rule 4-10.

<u>Production and Price History, page 80</u>

11.   You present an average historical natural gas price of $3.67/MCFG for the three plus
        months since inception while the price for proved reserve determination (page 78) is
        $5.03/MCFG. It appears the higher price is for "wet gas" even though you also present
        Natural Gas Liquids production and reserves. Please explain this difference to us. Address
        whether ethane rejection by the processor has a significant effect here.

Management, page 91

Director Independence, page 93

12.   Clarify whether appointing two additional independent members after listing on NASDAQ will expand the size of your general partner's board of directors. In that regard, we note you state at page 92 that the board will consist of seven members upon closing of your offering.

Executive Compensation and Other Information, page 95

13.   It appears that you will reimburse Diamondback for the time that your executive officers will allocate to the Partnership under Diamondback's compensation arrangements. Expand this section to provide the information required by Item 402of Regulation S-K for Diamondback's compensation plans and agreements.

14.   Please provide an estimate of the percentage of time that your executive officers will devote to the Partnership's operations. Also indicate whether you utilized this same estimate to calculate the general and administrative expenses in your estimated cash available for distribution.

The Partnership Agreement, page 113

Applicable Law; Forum, Venue and Jurisdiction, page 115

15.   If material, please add related risk factor disclosure of the exclusive forum, venue, and jurisdiction provisions in your partnership agreement.

Audited Financial Statements of Viper Energy Partners, LP

16.   Please provide a pro forma balance sheet reflecting your intended distribution to Diamondback Energy, Inc. (but not giving effect to the offering proceeds) alongside your historical balance sheet. Refer to SAB Topic 1B.3 for guidance.

Audited Financial Statements of Viper Energy Partners, LLC

17.   We note from the Form 10-K of Diamondback Energy, Inc. that Viper Energy Partners, LLC fully and unconditionally guarantees the 7.625% Senior Notes. Please revise your disclosure here and in other relevant sections of the filing to discuss the guarantee.

Notes to the Financial Statements, page F-10

Oil and Natural Gas Reserves, page F-15

18.   Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2013 proved reserves disclosures here and in Exhibit 99.1. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d) Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations) for the three "strategic" wells drilled to "delineate our acreage position" on page 79. Please ensure that the decline parameters, EURs and cumulative production figures are presented on any rate/time plots.

e) Discussion and illustration of the procedures you used to determine the economic limits for the projections of estimated future production of your royalty properties' proved reserves.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

19.   You disclose "Purchase of reserves in place" of 8.6 MMBOE for total acquisition costs
        (page F-14) of $448 thousand which is a unit cost of about 5¢/BOE. Please explain to us
        the conditions/situations that allowed this purchase price.

20.   FASB ASC Paragraph 932-235-50-5 requires "appropriate explanation of significant
        changes" for line items in the reconciliation of your disclosed proved reserves. Please
        amend your document to explain the details/circumstances of "extensions and discoveries"
        for 2013.

Exhibits

21.   Please file all agreements required to be filed by Item 601(b)(10) of Regulation S-K, or
        revise your exhibit index to include all agreements that you intend to file as exhibits. For
        example, we note your reference to lock-up agreements at page 145.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide in
the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance
with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend
to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

        You may contact Joseph Klinko at (202) 551-3824 or Michael Fay at (202) 551-3812 if you
have questions regarding comments on the financial statements and related matters. For questions
regarding comments on engineering matters, you may contact Ronald Winfrey at (202) 551-3704.
Please contact Caroline Kim at (202) 551-3878 or me at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director